Exhibit 12.1
SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007
Earnings:
Income from continuing operations before income taxes	$52,169	$41,850	$118,642	$100,064
Add fixed charges (from below)	35,108	38,511	71,172	78,551

	$87,277	$80,361	$189,814	$178,615

Fixed charges:
Interest expense:
Corporate	$32,444	$34,662	$65,517	$70,145
Amortization of deferred financing costs	867	1,503	1,863	3,617
Implicit interest in rental expense	1,797	2,346	3,792	4,789

Fixed charges	$35,108	$38,511	$71,172	$78,551

Ratio (earnings divided by fixed charges)	2.49	2.09	2.67	2.27